Exhibit 99.1

November 2016 Origin Agritech Limited SEED+ Rural E - Commerce with Blockchain T echnologies 1

2 Safe Harbor Statement This presentation may contain forward - looking statements. All forward - looking statements included in this presentation are based on information available to us on the dote hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may” ”will” “should,” “could,” ”expects,“ ”plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “targets,” “goals,” “projects,” “continue,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward - looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward - looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20 - F filed with the SEC. We undertake no obligation to revise or update publicly any forward - looking statements for any reason.

Outline • Origin Embraces Information Technologies • Rural E - Commerce Opportunities • Origin SEED+ Rural E - Commerce Strategy • Origin Competitive Advantages • Next Steps 3

Origin Embraces Information Technologies • In addition to the agribiotech Origin has been developing, we have also been embracing new information technologies over the years: • Establishing large database system with the characterization of corn germplasms in China Database System • Leading the online seed sales platform orchestrated by the Chinese Ministry of Agriculture in 2014 • Started online corn seed sales in China with Beijing Shihui in 2014 Online Seed Sales • Developing seed supply source tracking system for the Chinese Ministry of Agriculture (Cooperated with Beijing Shihui ) for over five years Supply Source Tracking 4

Rural E - Commerce Opportunities • First generation E - commerce companies: Amazon; Alibaba; JD, etc. • New breed of E - commerce in China: Social Network E - Commerce ( Pinduoduo , Yunji, etc.) is growing faster than Alibaba and JD.com during the comparable growing stages; • E - Commerce in the rural regions is still at the early stage, both for the agricultural inputs and consumer goods; • Social Network E - Commerce represents significant opportunities in the rural regions as Chinese farmers are more socially integrated and their decisions are often influenced by their network of friends and family. 5

Rural E - Commerce Opportunities Corn Seed RMB 15B All Seed RMB 80B Ag Inputs RMB >1Trillion Rural Consumption > RMB 5Trillion Market Potential in China 6 Sources: Chinese Ministry of Agriculture Ag Inputs estimate assumption: 1.8B mu arable land; >RMB600/mu Ag Inputs, including seed, fertilizer, crop protection, ag equipment, services, etc.; (1 acre = 15mu); Rural Consumption estimate assumption: 800 million rural population, >RMB7,000 per capita consumption

Origin SEED+ Rural E - Commerce Strategies SEED+ Rural E - Commerce Focusing on Rural China Origin hybrid seed products with Origin biotech traits Supply Source Tracking System Blockchain Technologies Cooperating with Elastos Foundation Social Network E - Commerce Ecosystem 7

Origin Competitive Advantages • 20 years operating in rural China with strong brand name • Broad geographic exposure across vast farmland in China • Large rural customer base with a network of over 30,000 distributors/ retailers and exposure to over 10 million farmers throughout China over 20 years of operation in rural China. • Management experience and understanding in rural area agricultural business and consumer behavior • Experience in online sales of seed products • Experience in supply source tracking for seed products 8

Origin Competitive Advantages Cooperate with Elastos Foundation to develop Blockchain technologies for agricultural seed and produce a tracking system and a decentralized social network e - commerce ecosystem. Blockchain Technologies » Track product supply source to eliminate or dramatically reduce pirating » Source tracking could guarantee product quality » Blockchain technologies provide technical solution for decentralized e - commerce system » Blockchain technologies enable trusted and secured transactions » E - commerce system established on blockchain technology is an open eco system, which will enable further technology and application development Supply Source Tracking System Decentralized Social Network E - Commerce EcoSystem 9

Next Steps • Setting up e - commerce platform focusing on rural China • Starting social network e - commerce business with products including but not limited to agricultural inputs • Develop B lockchain technology platform for supply source tracking system and e - commerce ecosystem 10

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